UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Broad Street Realty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

111294 104

(CUSIP Number)

Michael Z. Jacoby

Chief Executive Officer

7250 Woodmont Ave, Suite 350

Bethesda, MD 20814

(301) 828-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 111294 104

1	Names of Reporting Person Thomas M. Yockey

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares	7	Sole Voting Power 1,917,695
Beneficially Owned by Each
Reporting Person With	8	Shared Voting Power None

	9	Sole Dispositive Power 1,917,695

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,917,695

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.9%*

14	Type of Reporting Person (See Instructions) IN

* This calculation is based on 21,587,336 shares of Common Stock outstanding as of January 3, 2020.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Broad Street Realty, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 7250 Woodmont Ave, Suite 350, Bethesda, Maryland, 20814.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Thomas M. Yockey, who serves as a member of the board of directors of the Issuer. Mr. Yockey is the beneficial owner of the amount of Common Stock of the Issuer as set forth in Row 7 of the cover page of this Schedule 13D. Mr. Yockey is referred to herein as the “Reporting Person.”

(b) The address of the principal business office of the Reporting Person is 7250 Woodmont Ave, Suite 350, Bethesda, Maryland, 20814.

(c) The present principal occupation of the Reporting Person is serving as a member of the board of directors of Broad Street Realty, Inc. Broad Street Realty, Inc. is a fully integrated and self-managed real estate company that owns, operates, develops and redevelops primarily grocery-anchored shopping centers and mixed-use properties in the Mid-Atlantic, Southeast and Denver, Colorado markets. The principal business address of Broad Street Realty, Inc. is 7250 Woodmont Ave, Suite 350, Bethesda, Maryland, 20814.

(d)-(e) The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

On May 28, 2019, the Issuer and certain of its subsidiaries entered into 19 separate agreements and plans of merger (collectively, as amended, the “Merger Agreements”) with each of Broad Street Realty, LLC (“BSR”), Broad Street Ventures, LLC (“BSV”) and each of BSV Avondale LLC, BSV Colonial Investor LLC, BSV Coral Hills Investors LLC, BSV Crestview Square LLC, BSV Cromwell Parent LLC, BSV Cypress Point Investors LLC, BSV Dekalb LLC, BSV Greenwood Investors LLC, BSV Highlandtown Investors LLC, BSV Hollinswood LLC, BSV Lamont Investors LLC, BSV Lamonticello Investors LLC, BSV LSP East Investors LLC, BSV Patrick Street Member LLC, BSV Premier Brookhill LLC, BSV Spotswood Investors LLC and BSV West Broad Investors LLC (collectively, the “Broad Street Entities”).

On December 27, 2019, the Reporting Person was appointed as a director of the Issuer in connection with the completion of the previously announced mergers of certain of the Issuer’s subsidiaries with each of Broad Street Realty, LLC, Broad Street Ventures, LLC, BSV Coral Hills Investors LLC, BSV Avondale LLC, BSV Crestview Square LLC, BSV Dekalb LLC, BSV Hollinswood LLC, BSV Colonial Investor LLC, BSV Lamonticello Investors LLC, BSV Patrick Street Member LLC and BSV West Broad Investors LLC (collectively, the “Initial Broad Street Entities”). As consideration in certain of the Initial Mergers as a result of his interests in BSV Coral Hills Investors LLC, BSV Avondale LLC, BSV Crestview Square LLC, BSV Dekalb LLC, BSV Hollinswood LLC and BSV West Broad Investors LLC (collectively, the “Initial Stock Mergers”), the Reporting Person received an aggregate of 1,645,576 shares of Common Stock of the Issuer.

As consideration in certain of the Initial Mergers as a result of his interests in BSV Colonial Investors LLC, BSV Lamonticello Investors LLC and BSV Patrick Street Member LLC, the Reporting Person received an aggregate of 420,523 units of limited partnership interest (“OP Units”) in Broad Street Operating Partnership, LP (the “Operating Partnership”). Commencing on the 12-month anniversary of the date on which the OP Units were issued, the Reporting Person will have the right, subject to certain terms and conditions, to require the Operating Partnership to redeem all or a portion of the OP Units held by the Reporting Person in exchange for cash based on the market price of the Common Stock or, at the Issuer’s option and sole discretion, for shares of Common Stock on a one-for-one basis.

On December 31, 2019, BSV Premier Brookhill LLC (“BSV Brookhill”) merged with and into a wholly owned subsidiary of the Issuer (the “Brookhill Merger” and, together with the Initial Mergers, the “Mergers”). As consideration in the Brookhill Merger as a result of his interests in BSV Brookhill, the Reporting Person received 272,119 shares of Common Stock of the Issuer.

The shares of Common Stock to which this Schedule 13D relates have not been purchased by the Reporting Person, and no funds were expended by the Reporting Person in connection with the completion of the Initial Stock Mergers or the Brookhill Merger.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 5 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

The Reporting Person currently does not have any plan or proposal that relates to or would result in any of the actions specified in clauses (g) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Schedule 13D and the responses of the Reporting Person to Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D are hereby incorporated by this reference in this Item 5.

(a) — (b) The Reporting Person is the beneficial owner of 1,917,695 shares of Common Stock, representing approximately 8.9% of the shares of Common Stock outstanding on January 3, 2019.

Except as set forth above with respect to the shares of Common Stock owned by the Reporting Person, the Reporting Person does not have power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

(c) Except as described in Item 4 of this Schedule 13D with respect to the shares of Common Stock received as consideration in connection with the completion of the Mergers, no transactions in Common Stock were effected by the Reporting Person during the 60 days prior to the date hereof.

(d) Other than as set forth in Item 3 with respect to the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

2.1

Agreement and Plan of Merger, dated as of May 28, 2019, by and among Broad Street Realty, LLC MedAmerica Properties Inc., Broad Street Realty Operating Partnership, LP and Broad Street Realty Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.2

Agreement and Plan of Merger, dated May 28, 2019, by and among Broad Street Ventures, LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and Broad Street Ventures Merger Sub LLC (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.3

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Avondale LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Avondale Merger Sub LLC (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.4

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Colonial Investors LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Colonial Merger Sub LLC (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.5

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Coral Hills Investors LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Coral Hills Merger Sub LLC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.6

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Crestview Square LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Crestview Merger Sub LLC (incorporated by reference to Exhibit 2.6 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.7

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Dekalb LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Dekalb Merger Sub LLC (incorporated by reference to Exhibit 2.9 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.8

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Hollinswood LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Hollinswood Merger Sub LLC (incorporated by reference to Exhibit 2.12 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.9

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Lamonticello Investors LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Lamonticello Merger Sub LLC (incorporated by reference to Exhibit 2.14 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.10

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Patrick Street Member LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Patick Street Merger Sub LLC (incorporated by reference to Exhibit 2.16 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.11

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV Premier Brookhill LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Brookhill Merger Sub LLC (incorporated by reference to Exhibit 2.17 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.12

Agreement and Plan of Merger, dated May 28, 2019, by and among BSV West Broad Investors LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV West Broad Merger Sub LLC (incorporated by reference to Exhibit 2.19 to the Company’s Current Report on Form 8-K filed on May 31, 2019).

2.13

First Amendment to Agreement and Plan of Merger, dated as of November 27, 2019, by and among Broad Street Realty, LLC MedAmerica Properties Inc., Broad Street Realty Operating Partnership, LP and Broad Street Realty Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.14

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among Broad Street Ventures, LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and Broad Street Ventures Merger Sub LLC (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.15

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Avondale LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Avondale Merger Sub LLC (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.16

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Colonial Investors LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Colonial Merger Sub LLC (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.17

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Coral Hills Investors LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Coral Hills Merger Sub LLC (incorporated by reference to Exhibit 2.5 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.18

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Crestview Square LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Crestview Merger Sub LLC (incorporated by reference to Exhibit 2.6 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.19

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Dekalb LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Dekalb Merger Sub LLC (incorporated by reference to Exhibit 2.9 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.20

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Hollinswood LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Hollinswood Merger Sub LLC (incorporated by reference to Exhibit 2.12 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.21

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Lamonticello Investors LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Lamonticello Merger Sub LLC (incorporated by reference to Exhibit 2.14 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.22

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Patrick Street Member LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Patick Street Merger Sub LLC (incorporated by reference to Exhibit 2.16 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.23

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV Premier Brookhill LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV Brookhill Merger Sub LLC (incorporated by reference to Exhibit 2.17 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.24

First Amendment to Agreement and Plan of Merger, dated November 27, 2019, by and among BSV West Broad Investors LLC, MedAmerica Properties Inc., Broad Street Operating Partnership, LP and BSV West Broad Merger Sub LLC (incorporated by reference to Exhibit 2.19 to the Company’s Current Report on Form 8-K filed on December 3, 2019).

2.25

Second Amendment to Agreement and Plan of Merger, dated December 27, 2019, by and among BSV Premier Brookhill LLC, Broad Street Realty, Inc., Broad Street Operating Partnership, LP and BSV Brookhill Merger Sub LLC (incorporated by reference to Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on December 27, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2020

By:	/s/ THOMAS M. YOCKEY
THOMAS M. YOCKEY